Exhibit 99.2

Hi Everyone,

My name is Ellis, and I work as a specialist on the Masterworks art acquisitions team.

I am pleased to share our most recent offering by Albert Oehlen, a trailblazer of contemporary abstraction.

Born in 1954, Oehlen is a leading German artist, known for his brash, punk approach to painting. The Painting we are offering today, entitled “101 Köpfe,” which translates to “101 Heads,” measures 71 by 90 inches and is a monumental example of the artist’s trademark style. In 2021, Oehlen ranked in the top 200 artists, with auction sales of almost $13 million.

Our acquisitions team is actively sourcing works by Albert Oehlen and has been offered over 100 examples from around the world. Of these works, we have carefully curated 4 to be offered on our platform.

Oehlen’s works with white backgrounds, like this Painting, are some of the most desirable works from his career and the market for large-scale works from the 2000’s has grown significantly. A number of recent sales have achieved prices in excess of $2 million at auction.

With an auction track-record spanning over 30 years, Oehlen’s market has shown growth in recent years, with all of his top 20 records set since January 2017. His auction records are led by “Self-Portrait with Empty Hands,” which sold for the GBP equivalent of over $7.5 million in London in June 2019, followed by “Bull with Hole,” which sold for the GBP equivalent of nearly $4.7 million in London in October 2018.

Prices for unique artworks by Albert Oehlen created between 2003 and 2006, which measure more than 47 inches by 47 inches in height and width, have increased at an estimated annualized price appreciation of 17.0% from 2006 to 2020.

Earlier this year, Masterworks successfully sold another of Albert Oehlen’s paintings and that sale realized a 33.7% annualized return to its investors, net of fees.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

We are very excited to offer this work. Investing involves risk and past price performance is not indicative of future results. Before investing, please be sure to carefully review our Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd. Thank you.